

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 28, 2007

Mr. Martin Keating
Chief Executive Officer
3DIcon Corporation
7507 S. Sandusky
Tulsa, Oklahoma 74136

> **Re: 3DIcon Corporation**
> **Registration Statement on Form SB-2**
> **Filed June 14, 2007**
> **File No. 333-143761**

Dear Mr. Keating:

We have reviewed your filing and have the following comments. Please amend the registration statements in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to Comment 1. Please revise page 2 of the registration statement to disclose the fixed price nature of the conversion feature under the

Securities Purchase Agreement, as revised.

<u>Executive Compensation, page 25</u>

2. Confirm in your response letter that no disclosure is required by Item 402(f) of
    Regulation S-B (director compensation).

*   *   *   *   *

Please amend your registration statements in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a response letter with your amendment that keys your responses to our
comments and provides any requested information. Please submit the response letter on
EDGAR as correspondence. Detailed response letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202)
551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via Facsimile: (212) 930-9725*
        Sean F. Reid, Esq.